

News Release
2022 Annual General and Special Meeting of the Shareholders of B2Gold:
How to Attend/Participate/Vote and Webcast/Dial-in/Playback Details

Vancouver, BC, June 17, 2022 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") will host its 2022 Annual General and Special Meeting of Shareholders (the "Meeting") on **Wednesday, June 22, 2022, at 2pm PDT/5pm EDT.**

The Annual General and Special Meeting will be held at the Fairmont Hotel Vancouver, Pacific Ballroom, 900 West Georgia Street, Vancouver, BC, Canada, V6C 2W6, and in a virtual format conducted via live audio webcast online. The Meeting will be available to registered and non-registered shareholders and guests, and accessible via live webcast by clicking here: https://web.lumiagm.com/484692983.

B2Gold strongly encourages all registered shareholders who would like to attend, participate and/or vote virtually online via live webcast to carefully follow the procedures outlined in the Company's Management Information Circular and the Meeting's User Guide (both filed on SEDAR on May 11, 2022).

If you are a non-registered shareholder, you will be able to attend, participate and/or vote at the Meeting online via live webcast only if you duly appoint yourself as proxyholder through the method specified by your intermediary and comply with all of the requirements set out in the Management Information Circular relating to appointment and registration, which must be properly completed **before the proxy deadline on Monday, June 20, 2022 at 2pm PDT/5pm EDT**.

How to vote in advance of the Meeting:

Whether you intend to attend the meeting in person or virtually, shareholders are encouraged to vote in advance of the meeting. In order for your proxy to be valid you must submit your vote **by no later than 2pm PDT/5pm EDT on Monday, June 20, 2022.**

Shareholders are encouraged to vote today via the internet or telephone using the control number found on the proxy or voting instruction form that was mailed to you to ensure your vote is received in a timely manner.

		Registered Shareholders	**Beneficial Shareholders**
		Common Shares held in own name and represented by a physical certificate or DRS.	*Common Shares held with a broker, bank or other intermediary.*
	Internet	www.investorvote.com	www.proxyvote.com
	Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form.
	Mail	Return the form of proxy in the enclosed envelope.	Return the voting instruction form in the enclosed envelope.

Shareholder assistance:

Shareholders who have questions, including with respect to Notice and Access, or need assistance with voting their shares, should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at +1 877-452-7184 (North America – toll free) or +1 416-304-0211 (outside North America), or by email at assistance@laurelhill.com.

How to attend and vote at the virtual Meeting as a registered shareholder or duly appointed proxyholder:

Registered Shareholders and duly appointed proxyholders may virtually attend the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the meeting platform will be supported across browsers and devices that are running the most updated version of Chrome, Firefox, Safari, Edge or Internet Explorer. Registered Shareholders and duly appointed proxyholders attending the Meeting must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. **It is your responsibility to ensure that you remain connected to the internet for the duration of the Meeting.**

Registered Shareholders wishing to attend and to vote virtually at the Meeting should not complete or return the proxy form should instead follow the steps below, which are the same steps to be undertaken by duly appointed proxyholders:

1. Log into https://web.lumiagm.com/484692983 on the Meeting date at least 15 minutes before the start of the Meeting. You should allow ample time to check into the virtual Meeting and to complete the related procedures.

2. Click on "I have a login".

3. Enter your 15-digit control number as your username (located on the form of proxy or in the email notification you received).

4. Enter the Password: "b2gold2022" (case sensitive).

Registered Shareholders who have duly appointed a proxyholder to attend and vote at the Meeting must register such proxyholder with Computershare by visiting http://www.computershare.com/B2Gold on or before 2 pm PDT/5 pm EDT on Monday, June 20, 2022. Computershare will ask for the appointed proxyholder's contact information and will send such appointed proxyholder a user ID number or username via email shortly after this deadline and then may proceed with the steps above to log into the virtual Meeting. Registered Shareholders should note that if they participate and vote on any matter at the virtual Meeting they will revoke any previously submitted proxy.

Non-registered shareholders wishing to attend and participate in the virtual meeting must duly appoint themselves as proxyholder through the method specified by their intermediary and comply with all of the requirements set out in the Management Information Circular relating to appointment and registration, which must be properly completed before the proxy deadline on Monday, June 20, 2022 at 2pm PDT/5pm EDT.

How to ask questions at the virtual Meeting:

The Company believes that the ability to participate in the Meeting in a meaningful way, including asking questions, remains important despite the decision to offer participation at this year's Meeting virtually. It is anticipated that Registered Shareholders and proxyholders (including Non-Registered Shareholders who have appointed themselves as proxyholder) will have substantially the same opportunity to ask questions on matters of business before the Meeting as those Shareholders and proxyholders attending in person. Upon Shareholders logging into the virtual meeting platform, they will have the opportunity to start submitting questions prior to the Meeting and will continue to have the opportunity to submit questions during the Meeting. Questions may be sent to the Chair of the Meeting using the online Q&A tool on the meeting portal. Only Registered Shareholders and duly appointed proxyholders will be able to submit questions. Guests will not be able to submit questions.

To ask a question, please follow the steps outlined below:

1. Tap on the icon and then type your question.
2. Compose your question and then press the send to deliver your question to the Chair.
3. Once you have pressed the send icon in step 2, confirmation that your question has been received by the Chair will appear.

Questions will be read by the Chair of the Meeting or a designee of the Chair and responded to by a representative of the Company. To ensure fairness for all attendees, the Chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the Meeting or which are determined to be inappropriate or otherwise out of order. As part of the Meeting, the Company will hold a Q&A session during which the Chair and the Company's senior management intend to answer questions submitted during the Meeting.

How to attend the virtual Meeting as a guest:

1. Log into https://web.lumiagm.com/484692983 on the Meeting date at least 15 minutes before the start of the Meeting. You should allow ample time to check into the virtual Meeting and to complete the related procedures.

2. Click on "I am a guest".

3. Enter the password: "b2gold2022" (case sensitive).

Dial-in and playback details:

In the event that you are unable to attend the Meeting in person or in the unlikely event that your internet connection to the webcast is lost or interrupted, or as an alternative method to access the webcast, the Meeting will also be accessible by dialing +1 416-764-8659 (local – Toronto), +1 778-383-7413 (local – Vancouver) or +1 888-664-6392 (toll free – North America). However, participation through the conference line during the Meeting will only allow the attendees to listen in and you will not be able to vote or ask questions.

A playback of the Meeting will be available until Wednesday, July 6, 2022, on B2Gold's events page or by dialing +1 416-764-8677 (local – Toronto) or +1 888-390-0541 (toll free – North America) (passcode 420261#).

Presentation:

Once the Meeting is adjourned, there will be presentations from Clive Johnson, President & CEO, and other B2Gold senior executives and personnel. The presentations will provide a review of B2Gold's performance in 2021, a general corporate update of the first half of 2022, and will conclude with a Q&A session.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Finland and Uzbekistan.

ON BEHALF OF B2GOLD CORP.
"Clive T. Johnson"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company's website at www.b2gold.com or contact:

Randall Chatwin	Cherry DeGeer
SVP, Legal & Corporate Communications	Director, Corporate Communications
+1 604-681-8371	+1 604-681-8371
rchatwin@b2gold.com	cdegeer@b2gold.com